UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Century Bancorp Inc.

(Name of Issuer)

Class A Common Stock, $1.00 par value

(Title of Class of Securities)

156432106

(CUSIP Number)

Mr. Terry Maltese, Sandler O’Neill Asset Management LLC,
150 East 52nd Street, 30th Floor, New York, NY 10022 (212) 486-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 pages.
Exhibit Index located on Page 18	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 156432106	Page 2 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sandler O’Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 294,900 9. Sole Dispositive Power 10. Shared Dispositive Power 294,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,900
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 8.23%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106	Page 3 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 235,300 9. Sole Dispositive Power 10. Shared Dispositive Power 235,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,300
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 6.57%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106	Page 4 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 14,700 9. Sole Dispositive Power 10. Shared Dispositive Power 14,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,700
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.41%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106	Page 5 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 98,100 9. Sole Dispositive Power 10. Shared Dispositive Power 98,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 2.74%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106	Page 6 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 31,100 9. Sole Dispositive Power 10. Shared Dispositive Power 31,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.87%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106	Page 7 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta MLC Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 61,900 9. Sole Dispositive Power 10. Shared Dispositive Power 61,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,900
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 1.73%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106	Page 8 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta MLC Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 23,014 9. Sole Dispositive Power 10. Shared Dispositive Power 23,014

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,014
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.64%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106	Page 9 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Phoenix Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 23,400 9. Sole Dispositive Power 10. Shared Dispositive Power 23,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.65%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106	Page 10 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Titan Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 37,200 9. Sole Dispositive Power 10. Shared Dispositive Power 37,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,200
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 1.04%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106	Page 11 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Market Neutral Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 5,486 9. Sole Dispositive Power 10. Shared Dispositive Power 5,486

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,486
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.15%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106	Page 12 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 294,900 9. Sole Dispositive Power 10. Shared Dispositive Power 294,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,900
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 8.23%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the Class A common stock, par value $1.00 per share (“Common Stock”), of Century Bancorp Inc. (the “Issuer”), a Massachusetts corporation, with its principal office at 400 Mystic Avenue, Medford, MA 02155.

Item 2.    Identity and Background.

(a)    This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”), Malta Offshore, Ltd., a Cayman Islands company (“MO”), Malta MLC Fund, L.P., a Delaware limited partnership (“MLC”), Malta MLC Offshore, Ltd., a Cayman Islands company (“MLCO”), Malta Titan Fund, LP (“Titan”), a Cayman Islands partnership, SOAM Phoenix Partners, L.P., a Delaware limited partnership (“SPP”) and SOAM Market Neutral Master Fund, Ltd. (“Market Neutral”), a Cayman Islands company (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MHF, MHFII, MLC, SPP and Titan (iii) MHF, with respect to shares of Common Stock beneficially owned by it, (iv) MHFII, with respect to shares of Common Stock beneficially owned by it, (v) MLC, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, (vii) MLCO, with respect to shares of Common Stock beneficially owned by it, (viii) SPP, with respect to share of Common Stock beneficially owned by it, (ix) Titan, with respect to shares of Common Stock beneficially owned by it, (x) Market Neutral, with respect to shares of Common Stock beneficially owned by it and (xi) Terry Maltese as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MHF, MHFII, MLC, MO, MLCO, SPP, Titan and Market Neutral. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons” and MHF, MHFII, MLC, SPP and Titan are sometimes collectively referred to herein as the “Partnerships.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO, MLCO and Market Neutral. The managing member of Holdings and SOAM is Mr. Maltese. In his capacity as managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MHF, MHFII, MLC, MO, MLCO, SPP, Titan, Market Neutral, SOAM and Holdings.

(b)    The address of the principal offices of each of MHF, MHFII, MLC, SPP, Titan, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 150 East 52nd Street, 30th Floor, New York, NY 10022. The address of the principal office of MO, MLCO and Market Neutral is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

(c)    The principal business of MHF, MHFII, MLC, SPP and Titan, is that of private partnerships engaged in investment in securities for its own account. The principal business of MO, MLCO and Market Neutral is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO, MLCO and Market Neutral. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings.

(d)    During the last five years, none of MHF, MHFII, MLC, MO, MLCO, SPP, Titan, Market Neutral, Holdings, SOAM, or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e)    During the last five years, none of MHF, MHFII, MLC, MO, MLCO, SPP, Titan, Market Neutral, Holdings, SOAM, or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Maltese is a U.S. citizen.

Item 3.    Source and Amount of Funds.

The approximate net investment cost (including commissions, if any) of the shares of Common Stock held by MHF, MHFII, MO, MLC, MLCO, SPP, Titan and Market Neutral is $305,589; $2,096,000; $626,260; $1,280,190, $582,300, $617,000, $1,262,000 and $181,000 respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.    Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)    Based upon an aggregate of 3,581,429 shares of Class A Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on March 13, 2014:

(ii)	MHF beneficially owned 14,700 shares of Common Stock, constituting approximately 0.41% of the shares outstanding.

(iii)	MHFII beneficially owned 98,100 shares of Common Stock, constituting approximately 2.74% of the shares outstanding.

(iv)	MO beneficially owned 31,100 shares of Common Stock, constituting approximately 0.87% of the shares outstanding.

(v)	MLC beneficially owned 61,900 shares of Common Stock, constituting approximately 1.73% of the shares outstanding.

(vi)	MLCO beneficially owned 23,014 shares of Common Stock, constituting approximately 0.64% of the shares outstanding.

(vii)	SPP beneficially owned 23,400 shares of Common Stock, constituting approximately 0.65% of the shares outstanding.

(viii)	Titan beneficially owned 37,200 shares of Common Stock, constituting approximately 1.04% of the shares outstanding

(ix)	Market Neutral beneficially owned 5,486 shares of Common Stock, constituting approximately 0.15% of the shares outstanding

(x)
SOAM owned directly no shares of Common Stock. By reason of its position as management company for MHF, MHFII, MLC, SPP and Titan and investment manager for MO, MLCO and Market Neutral under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the shares held by such entities or an aggregate of 294,900 shares of Common Stock, constituting approximately 8.23% of the shares outstanding.

(ix)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MHF, MHFII, MLC, SPP and Titan, under the provisions of Rule 13d-3 of the Securities and Exchange Commission (“Rule 13d-3”), Holdings may be deemed to beneficially own the shares held by such entities or an aggregate of 235,300 shares of Common Stock, constituting approximately 6.57% of the shares outstanding.

(xi)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 14,700 shares owned by MHF, the 98,100 shares owned by MHFII, the 61,900 shares owned by MLC, the 31,100 shares owned by MO, the 23,014 shares owned by MLCO, the 23,400 shares owned by SPP, the 37,200 shares owned by Titan, the 5,486 shares owned by Market Neutral or an aggregate of 294,900 shares of Common Stock, constituting approximately 8.23% of the shares outstanding.

(xii)	In the aggregate, the Reporting Persons beneficially own 294,900 shares of Common Stock, constituting approximately 8.23% of the shares outstanding.

(b)        The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MLCO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. Market Neutral has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. Each of MO, MLCO and Market Neutral is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by each of MO, MLCO and Market Neutral. Mr. Maltese, as President and managing member of Holdings and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to March 14, 2014 the Reporting persons effected the following transactions in the Common Stock:

Transactions by MHF last 60 days
Date	Transaction	Price	Shares
02/21/14	Sale	35.85	(300)
03/04/14	Sale	35.86	(300)
03/13/14	Buy	33.42	700

Transactions by MHFII last 60 days
Date	Transaction	Price	Shares
02/21/14	Sale	35.85	(1,500)
02/24/14	Sale	35.85	(200)
02/28/14	Sale	35.85	(200)
03/04/14	Sale	35.86	(1,800)
03/13/14	Buy	33.42	5,500

Transactions by MO last 60 days
Date	Transaction	Price	Shares [
02/21/14	Sale	35.85	(500)
02/24/14	Sale	35.85	(100)
02/28/14	Sale	35.85	(100)
03/04/14	Sale	35.86	(600)

Transactions by MLC last 60 days
Date	Transaction	Price	Shares
01/16/14	Buy	33.94	400
01/17/14	Buy	34.00	400
01/21/14	Buy	34.05	2,000
01/22/14	Buy	34.05	600
01/27/14	Buy	34.05	100
01/28/14	Buy	34.05	200
01/29/14	Buy	34.05	300
02/03/14	Buy	34.04	1,200
02/21/14	Sell	35.85	(900)
02/24/14	Sell	35.85	(100)
02/28/14	Sell	35.85	(100)
03/04/14	Sell	35.86	(1,100)
03/13/14	Buy	33.42	2,400

Transaction by MLCO last 60 days
Date	Transaction	Price	Shares
02/21/14	Sale	35.85	(400)
03/04/14	Sale	35.86	(500)

Transaction by SPP last 60 days
Date	Transaction	Price	Shares
02/21/14	Sale	35.85	(400)
03/04/14	Sale	35.86	(500)

Transactions by Titan last 60 days
Date	Transaction	Price	Shares
01/16/14	Buy	33.94	1,800
01/17/14	Buy	34.00	2,200
01/21/14	Buy	34.05	9,900
01/22/14	Buy	34.05	2,900
01/27/14	Buy	34.05	300
01/28/14	Buy	34.05	1,300
01/29/14	Buy	34.05	1,800
02/03/14	Buy	34.04	6,000
02/21/14	Sell	35.85	(100)
03/04/14	Sell	35.86	(100)
03/13/14	Buy	33.42	7,200

Transaction by Market Neutral last 60 days
Date	Transaction	Price	Shares
02/21/14	Sale	35.85	(100)
03/04/14	Sale	35.86	(100)

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2014

Malta Titan Fund, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese _______________________	By:	/s/ Terry Maltese ____________________________
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA MLC FUND, L.P.		MALTA HEDGE FUND II, L.P.

By:	SOAM Holdings, LLC the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese _______________________	By:	/s/ Terry Maltese ____________________________
	Terry Maltese Managing Member		Terry Maltese Managing Member

SOAM MARKET NEUTRAL MASTER FUND, LTD

/s/ Terry Maltese _______________________
Terry Maltese Director
Sandler O’Neill Asset
MALTA OFFSHORE, LTD		Management LLC

By:	/s/ Terry Maltese _______________________	By:	/s/ Terry Maltese ____________________________
	Terry Maltese Director		Terry Maltese President

MALTA MLC OFFSHORE, LTD.

Terry Maltese
By:	/s/ Terry Maltese _______________________	By:	/s/ Terry Maltese ____________________________
	Terry Maltese Director		Terry Maltese

SOAM Holdings, LLC		SOAM Phoenix Partners
		By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese _______________________	By:	/s/ Terry Maltese ____________________________
	Terry Maltese Managing Member		Terry Maltese Managing Member

Page 17 of 18 pages.

EXHIBIT 1
JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  March 25, 2014

MALTA TITAN FUND, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese _______________________	By:	/s/ Terry Maltese ____________________________
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA MLC FUND, L.P.		MALTA HEDGE FUND II, L.P.

By:	SOAM Holdings, LLC the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese _______________________	By:	/s/ Terry Maltese ____________________________
	Terry Maltese Managing Member		Terry Maltese Managing Member

Sandler O’Neill Asset
MALTA OFFSHORE, LTD	Management LLC

By:	/s/ Terry Maltese _______________________	By:	/s/ Terry Maltese ____________________________
	Terry Maltese Director		Terry Maltese President

MALTA MLC OFFSHORE, LTD.

Terry Maltese
By:	/s/ Terry Maltese _______________________	By:	/s/ Terry Maltese ____________________________
	Terry Maltese Director		Terry Maltese

SOAM MARKET NEUTRAL MASTER FUND, LTD

By: /s/ Terry Maltese _______________________
Terry Maltese Director

SOAM Holdings, LLC			SOAM Phoenix Partners
		By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese _______________________	By:	/s/ Terry Maltese ____________________________
	Terry Maltese Managing Member		Terry Maltese Managing Member

SK 27061 0003 1465722

Page 18 of 18 pages.